FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of June 2012
No. 06

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

On June 27, 2012, the registrant announces its CEO, Russell Ellwanger, Received the Ruppin Academic Center Honorary Fellowship Award.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: June 27, 2012	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

TowerJazz CEO, Russell Ellwanger to Receive the Ruppin Academic Center Honorary Fellowship Award

Mr. Ellwanger honored for his contribution to Israel’s socio-economic landscape and for his business achievements as a leading industrialist of a multinational company

MIGDAL HAEMEK, Israel, June 27, 2012 – TowerJazz, the global specialty foundry leader, today announced its CEO, Russell Ellwanger has been selected to receive the Ruppin Academic Center Honorary Fellowship Award in a ceremony held at the Ruppin Academic Center in Israel.  Mr. Ellwanger was chosen for his business achievements with Israeli-based TowerJazz, a multinational organization with semiconductor manufacturing facilities on three continents and sales offices worldwide. He was also selected for his personal stature and his contribution to Israel as a leading industrialist and a visionary for TowerJazz’s social responsibility principals and community service charter: ‘Educational and vocational development with a focus on gender equality and minority integration.’

Together with Mr. Ellwanger, the Ruppin Honorary Fellowship Award will be given to Nobel Prize Laureate, Prof. Roger D. Kornberg of Stanford University Medical School. The award is conferred to local and international personalities that in the Center’s view can serve as a role model to its graduating students, inspire them and expand their horizons at this crucial moment as they step out of the academic world into “real" life. Each of the awardees is chosen for his or her uniqueness and contribution to the society in general, and to Ruppin's focal areas of expertise, in particular. The award ceremony is held annually at the Ruppin Academic Center towards the end of each academic year and is the highlight of the annual graduation event, conferring honorary degrees as the highest tributes offered by the Center.

One of Ruppin's leading banners in which they are unique in the Israeli academic landscape is immigration and social integration – in response to Israel's most challenging socio-economic issue and one of today's most significant global phenomena. Simultaneously, the Center strives to cultivate a new generation of leaders who possess high skills and knowledge, moral conscience, social involvement and environmental awareness, virtues that are necessary for a better civil society. Among Ruppin’s previous Honorary Fellowship recipients are Israel’s President Shimon Peres, Prof. Daniel Kahneman (Nobel Prize Laureate in Economics), and others.
"We are proud to bestow the Honorary Fellowship award to Russell Ellwanger, who we see as a role model to moral and professionalism to our graduate students,” said Prof. Shosh Arad, President of the Ruppin Academic Center. “Mr. Ellwanger is a first class businessman, quality manager, a man of vision and inspiration, who manages to combine the business world with community contributing as a way of life, and on top of that undertook a personal challenge by choosing Israel as his home and focus of his life. We selected him for that range of aspects that are fully aligned and connected with the Ruppin Academic Center content focus: global business administration, social integration and social involvement."

“I am extremely honored to be among the notable recipients of this prestigious award – not only for the recognition of TowerJazz’s worldwide business achievements, but importantly for the community and social awareness aspects of the award which are of personal significance to me,” said Russell Ellwanger, TowerJazz CEO. “Our social responsibility plan includes specific goals to inspire, develop and provide opportunities for under-represented populations. As the fastest growing global foundry, it is essential that we continue to foster a mentality that goes beyond our employees to promote and nurture a social agenda that strives to increase diversity and equity within our respective worldwide communities.”

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM), its fully owned U.S. subsidiary Jazz Semiconductor Ltd., and its fully owned Japanese subsidiary TowerJazz Japan, Ltd., operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits with geometries ranging from 1.0 to 0.13-micron, offering a broad range of customizable process technologies including: SiGe, BiCMOS, Mixed-Signal and RFCMOS, CMOS Image Sensor, Power Management (BCD), and Non-Volatile Memory (NVM) as well as CMOS and MEMS capabilities. TowerJazz also offers a world-class design enablement platform that complements its sophisticated technology and enables a quick and accurate design cycle. In addition, TowerJazz provides (TOPS) Technology Optimization Process Services to IDMs as well as fabless companies that need to expand capacity, or progress from an R&D line to a production line. To provide multi-fab sourcing, TowerJazz maintains two manufacturing facilities in Israel, one in the U.S., and one in Japan with additional capacity available in China through manufacturing partnerships. For more information, please visit www.towerjazz.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

###

TowerJazz Media Contact: Lauri Julian | +1 949 435 8181 | lauri.julian@towerjazz.com
TowerJazz Investor Relations Contact: Noit Levi | +972-4-604-7066 | noit.levi@towerjazz.com